UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Superior Industries International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

868168105

(CUSIP Number)

Bradford Berenson

TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868168105	SCHEDULE 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS TPG GP A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,326,326.26 (See Items 3, 4 and 5)*
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,326,326.26 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,326,326.26 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Reflects the 5,326,326.26 shares of common stock (“Common Stock”) of Superior Industries International, Inc. (the “Issuer”) issuable upon conversion of the 150,000 Series A Preferred Shares (as defined herein) reported herein.

**

The calculation is based on 31,489,403.26 shares of Common Stock outstanding, which includes (i) the 26,163,077 shares of Common Stock outstanding as of October 28, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2021, and (ii) the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein.

CUSIP No. 868168105	SCHEDULE 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,326,326.26 (See Items 3, 4 and 5)*
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,326,326.26 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,326,326.26 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein.

**	The calculation is based on 31,489,403.26 shares of Common Stock outstanding, which includes (i) the 26,163,077 shares of Common Stock outstanding as of October 28, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2021, and (ii) the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein.

CUSIP No. 868168105	SCHEDULE 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,326,326.26 (See Items 3, 4 and 5)*
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,326,326.26 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,326,326.26 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein.
**	The calculation is based on 31,489,403.26 shares of Common Stock outstanding, which includes (i) the 26,163,077 shares of Common Stock outstanding as of October 28, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2021, and (ii) the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein.

CUSIP No. 868168105	SCHEDULE 13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS Jon Winkelried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,326,326.26 (See Items 3, 4 and 5)*
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,326,326.26 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,326,326.26 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein.
**	The calculation is based on 31,489,403.26 shares of Common Stock outstanding, which includes (i) the 26,163,077 shares of Common Stock outstanding as of October 28, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2021, and (ii) the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein.

CUSIP No. 868168105	SCHEDULE 13D	Page 6 of 10

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 31, 2017, as amended and supplemented by Amendment No. 1 filed on September 1, 2017 (as amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

“This Schedule 13D is being filed jointly on behalf of TPG GP A, LLC, a Delaware limited liability company (“TPG GP A”), David Bonderman, James G. Coulter and Jon Winkelried (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

TPG GP A is the managing member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation (“TPG”), which is the controlling shareholder of TPG GPCo, Inc., a Delaware corporation, which is the managing member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P., a Delaware limited partnership, which is the sole member of TPG Growth GenPar III Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Growth GenPar III, L.P., a Delaware limited partnership, which is the general partner of TPG Growth III Sidewall, L.P., a Delaware limited partnership (“TPG Growth Sidewall”), which directly holds 150,000 shares of Series A Perpetual Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Series A Preferred Shares”).

Because of TPG GP A’s relationship with TPG Growth Sidewall, TPG GP A may be deemed to beneficially own the shares of Common Stock held by TPG Growth Sidewall. TPG GP A is owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. Because of the relationship of Messrs. Bonderman, Coulter and Winkelried to TPG GP A, each of Messrs. Bonderman, Coulter and Winkelried may be deemed to beneficially own the shares of Common Stock held by TPG Growth Sidewall. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of the shares of Common Stock held by TPG Growth Sidewall except to the extent of their pecuniary interest therein.

In connection with TPG’s initial public offering, TPG engaged in certain transactions as part of a corporate reorganization. As a result of the reorganization, TPG GP A replaced TPG Group Holdings (SBS) Advisors, Inc. as the managing member of TPG Group Holdings (SBS) Advisors, LLC and thus is replacing TPG Group Holdings (SBS) Advisors, Inc. as a Reporting Person on this Schedule 13D.

The principal business of TPG GP A is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Bonderman is Non-Executive Chairman and Director of TPG and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Coulter is Executive Chairman and Director of TPG and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Winkelried is Chief Executive Officer and Director of TPG and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A are listed on Schedule I hereto.

CUSIP No. 868168105	SCHEDULE 13D	Page 7 of 10

Each of Messrs. Bonderman, Coulter, Winkelried and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence is based on 31,489,403.26 shares of Common Stock outstanding, which includes (i) the 26,163,077 shares of Common Stock outstanding as of October 28, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2021, and (ii) the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 5,326,326.26 shares of Common Stock, which constitutes approximately 16.9% of the outstanding shares of Common Stock.”

Item 7. Material to Be Filed as Exhibits.

This Amendment amends and restates Item 1 listed in Item 7 of the Original Schedule 13D in its entirety as set forth below:

“1.	Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).”

CUSIP No. 868168105	SCHEDULE 13D	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2022

TPG GP A, LLC

By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of James G. Coulter (2)

Jon Winkelried

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of Jon Winkelried (3)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(3) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 20, 2020, which was previously filed with the Commission as an exhibit to a Form 3 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

CUSIP No. 868168105	SCHEDULE 13D	Page 9 of 10

SCHEDULE I

Information with Respect to Executive Officers of TPG GP A, LLC. All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title
James G. Coulter	Executive Chairman
Jon Winkelried	Chief Executive Officer
Jack Weingart	Chief Financial Officer
Ken Murphy	Chief Operating Officer
Anilu Vazquez-Ubarri	Chief Human Resources Officer
Bradford Berenson	General Counsel
Joann Harris	Chief Compliance Officer

CUSIP No. 868168105	SCHEDULE 13D	Page 10 of 10

INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).
  Investment Agreement, dated as of March 22, 2017, by and among Superior Industries International, Inc. and TPG Growth Sidewall, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 24, 2017).
  Certificate of Designations, Preferences and Rights of Series A Perpetual Convertible Preferred Stock and Series B Perpetual Convertible Preferred Stock of Superior Industries International, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 26, 2017).
  Investor Rights Agreement, dated as of May 22, 2017, between Superior Industries International, Inc. and TPG Growth III Sidewall, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 26, 2017).